Exhibit 99.1

Hanwha Q CELLS Reports First Quarter 2018 Results

Seoul, South Korea, May 14, 2018 -- Hanwha Q CELLS Co., Ltd. ("Hanwha Q CELLS" or the "Company") (NASDAQ: HQCL), a global leading photovoltaic manufacturer of high-performance, high-quality solar modules, today reported its unaudited financial results for the first quarter ended March 31, 2018. The Company will host a conference call to discuss the results at 8:00 am Eastern Time (9:00 pm Korea Standard Time) on May 14, 2018.

First Quarter 2018 Highlights

•	Net revenues were $443.0 million, compared with $636.2 million in the fourth quarter of 2017 and $432.0 million in the first quarter of 2017.

•	Gross margin was 17.8%, compared with 8.6% in the fourth quarter of 2017 and 13.8% in the first quarter of 2017.

•	Operating income was $33.1 million, compared with operating loss of $33.4 million in the fourth quarter of 2017 and operating income of $28.3 million in the first quarter of 2017.

•	Net income attributable to Company’s ordinary shareholders was $31.0 million, compared with net loss of $53.7 million in the fourth quarter of 2017 and net income of $17.6 million in the first quarter of 2017.

•	Income per fully diluted American Depositary Share (“ADS” and each ADS represents 50 of the Company’s ordinary shares) was $0.37, compared with loss per fully diluted ADS of $0.65 in the fourth quarter of 2017 and income per fully diluted ADS of $0.21 in the first quarter of 2017.

Mr. Seong Woo Nam, CEO of Hanwha Q CELLS, announced that the Company has “returned to profitability” in the first quarter of 2018 due to a “timely shift in the geographical mix of shipments, favorable raw material price movements” and by realizing the effects of “shutting down unprofitable operations.”

Mr. Joo Yoon, Senior Vice President of Global Sales and Marketing, noted that the Company’s “first quarter shipments were in-line with the Company’s guidance set forth in the Q4 earnings call.” Mr. Yoon stated that Europe has effectively replaced the U.S. as the Company’s number one market following the trade barriers placed in the U.S., and that sales in Europe are expected to pick up once the half-cell mono PERC modules gain wider acceptance. Despite the slow global sales activities in the first quarter of 2018, Mr. Yoon remained positive about the full-year outlook, stating that market demand is expected to exceed 100 GW.

Mr. Jay Seo, the Company’s CFO, noted that the Company was able to fundamentally improve its profitability following its strategic decision to discontinue wafer production. Mr. Seo stated that the Company’s margins improved as a result of the Company’s ability to maintain solid ASPs in a period in which major input prices, including but not limited to, wafers declined. Mr. Seo also added that the Company’s margin improvements were partially attributable to the elimination of one-time losses associated with the discontinuation of wafer manufacturing operations.

First Quarter 2018 Results of Operations

Net Revenues

•	Total net revenues were $443.0 million, down 30.4% from $636.2 million in the fourth quarter of 2017 and up 2.5% from $432.0 million in the first quarter of 2017.

Gross Profit and Margin

•	Gross profit in the first quarter of 2018 was $78.9 million, up 44.5% from $54.6 million in the fourth quarter of 2017 and up 31.9% from $59.8 million in the first quarter of 2017.
•	Gross margin in the first quarter of 2018 was 17.8%, compared with 8.6% in the fourth quarter of 2017 and 13.8% in the first quarter of 2017.

Results of Operations and Operating Margin

•	Income from operations in the first quarter of 2018 was $33.1 million, compared with a loss of $33.4 million in the fourth quarter of 2017 and income of $28.3 million in the first quarter of 2017.
•	Operating margin in the first quarter of 2018 was 7.5%, compared with -5.2% in the fourth quarter of 2017 and 6.6% in the first quarter of 2017.
•	Total operating expenses were $45.8 million in the first quarter of 2018, down 48.0% from $88.0 million in the fourth quarter of 2017 and up 45.4% from $31.5 million in the first quarter of 2017. Our operating expenses in the fourth quarter of 2017 included a one-time bad debt expense of $35.2 million and our operating expenses in the first quarter of 2017 included a one-time gain of $17.4 million on the sales of certain intellectual properties.
•	Selling and marketing expenses were $28.6 million in the first quarter of 2018, down 12.0% from $32.5 million in the fourth quarter of 2017 and up 30.6% from $21.9 million in the first quarter of 2017.

•	General and administrative expenses were $12.7 million in the first quarter of 2018, down 74.6% from $50.0 million in the fourth quarter of 2017 and down 30.2% from $18.2 million in the first quarter of 2017.
•	Research and development expenses were $4.5 million in the first quarter of 2018, down 30.8% from $6.5 million in the fourth quarter of 2017 and down 48.9% from $8.8 million in the first quarter of 2017.

Net Interest Expense

•	Net interest expense was $12.2 million in the first quarter of 2018, compared with $11.3 million in the fourth quarter of 2017 and $9.5 million in the first quarter of 2017.

Foreign Currency Exchange Gain (Loss)

•	Foreign currency exchange gain was $11.5 million in the first quarter of 2018, compared with a gain of $1.1 million in the fourth quarter of 2017 and a gain of $2.5 million in the first quarter of 2017.

Gain (loss) on Change in Fair Value of Derivative Contracts

•	The Company recorded no gains or losses in the first quarter of 2018 from the change in fair value of derivatives in hedging activities, compared with a gain of $0.7 million in the fourth quarter of 2017 and a loss of $0.4 million in the first quarter of 2017.

Income Tax Expense (Benefit)

•	Income tax expense was $3.3 million in the first quarter of 2018, compared with an income tax expense of $7.1 million in the fourth quarter of 2017 and an income tax expense of $5.4 million in the first quarter of 2017.

Net Income (Loss) and Earnings (Loss) per ADS

•	Net icome attributable to Company’s ordinary shareholders was $31.0 million in the first quarter of 2018, compared with net loss of $53.7 million in the fourth quarter of 2017 and net income of $17.6 million in the first quarter of 2017.
•	Income per fully diluted ADS on a GAAP basis was $0.37 in the first quarter of 2018, compared with loss per fully diluted ADS of $0.65 in the fourth quarter of 2017 and income per fully diluted ADS of $0.21 in the first quarter of 2017.

2018 First Quarter Financial Position

As of March 31, 2018, the Company had cash and cash equivalents of $156.5 million, compared with $183.4 million as of December 31, 2017. The restricted cash as of March 31, 2018 was $164.2 million, compared with $139.7 million as of December 31, 2017.

As of March 31, 2018, accounts receivable was $500.4 million, compared with $525.4 million, as of December 31, 2017. Inventories were $522.2 million as of March 31, 2018, compared with $293.6 million as of December 31, 2017.

As of March 31, 2018, accounts payable was $623.3 million, compared with $454.8 million, as of December 31, 2017.

Total short-term bank borrowings (including the current portion of long-term bank borrowings) of $861.3 million represented an increase of $181.8 million from December 31, 2017, due to net cash inflows from additional borrowings of $82.2 million and reclassification of long-term borrowings of $99.6 million with maturities in the first quarter of 2019 as short-term borrowings.

As of March 31, 2018, the Company had total long-term debt (net of current portion and long-term notes) of $462.3 million, a decrease of $73.9 million from December 31, 2017. The Company's long-term debt is comprised of bank and government borrowings, to be repaid in installments until their maturities, ranging from one to thirteen years.

Capital expenditures were $65.1 million in the first quarter of 2018.

Operations Updates

Production Capacity

As of March 31, 2018, the Company’s in-house, annualized production capacities were 1,600 MW for ingots, 4,300 MW for cells and 4,300 MW for modules.

Furthermore, the Company had additional module availability of up to 3,700 MW (annualized) as of March 31, 2018 from Hanwha Q CELLS Korea Corporation, an affiliate of the Company.

Business Outlook

Second Quarter and Full Year 2018 Guidance

For the second quarter of 2018, the Company estimates net revenues in the range of $490 to $510 million.

For the full year 2018, the Company provides the following guidance:

•	Total module shipments in the range of 5,600 to 5,800 MW, revised from its initial guidance of 6,000 to 6,200 MW.

•	Capital expenditures of approximately $145.0 million for manufacturing technology upgrades and certain R&D related expenditures.

Conference Call

The Company will host a conference call to discuss the results at 8:00 am Eastern Time (9:00 pm Korea Standard Time) on May 14, 2018. The management will discuss the results and take questions following the prepared remarks.

A live webcast of the conference call will be available on the investor relations section of the Company’s website at www.hanwha-qcells.com or by clicking the following hyperlink:  https://edge.media-server.com/m6/p/k928uvqy.

The dial-in details for the live conference call are as follows:

International Toll Free Dial-In Number	+65 6713-5090

United States	+1 (845) 675-0437

South Korea	+82 2-6490-3660

Germany	08001820671

United Kingdom	+44 2036214779

China, Domestic	4006208038 / 8008190121

Hong Kong	+852 30186771

Passcode: HQCL

A replay of the call will be available after the conclusion of the conference call on the investor relations section of the Company’s website at www.hanwha-qcells.com and also by dialing the numbers below:

International Toll Free Dial-In Number	+61 2 8199 0299

United States	+1 (855) 452-5696

South Korea	00798-6136-1602

Germany	08001802149

United Kingdom	08082340072

China, Domestic	8008700206 / 4006322162

Hong Kong	800963117

Conference ID: 9982736

Replay time period: May 14, 2018 11:00 ET – May 22, 2018 09:59 ET

# # #

About Hanwha Q CELLS

Hanwha Q CELLS Co., Ltd. (NASDAQ:HQCL) is one of the world´s largest and most recognized photovoltaic manufacturers for its high-performance, high-quality solar cells and modules. It is headquartered in Seoul, South Korea (Global Executive HQ) and Thalheim, Germany (Technology & Innovation HQ) with its diverse international manufacturing facilities in Malaysia and China. Hanwha Q CELLS offers the full spectrum of photovoltaic products, applications and solutions, from modules to kits to systems to large-scale solar power plants. Through its growing global business network spanning Europe, North America, Asia, South America, Africa and the Middle East, the company provides excellent services and long-term partnerships to its customers in the utility, commercial, governmental and residential markets. Hanwha Q CELLS is a flagship company of Hanwha Group, a FORTUNE Global 500 firm and a Top 10 business enterprise in South Korea. For more information, visit: http://www.hanwha-qcells.com.

Safe Harbor Statement

This report contains forward-looking statements that are not statements of historical fact. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Such statements, particularly statements about our guidance for performance in the second quarter and the full year 2018, involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include pending administrative and civil actions in the United States under existing or potential new statutes and regulations governing trade between the United States and other countries, and potential antidumping, countervailing or other duties imposed on goods imported into the United States, as well as the Company’s access to new capacity from an affiliate. Further information regarding these and other risks is included in Hanwha Q CELLS’ filings with the Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, Hanwha Q CELLS does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

SOURCE: Hanwha Q CELLS Co., Ltd.

Hanwha Q CELLS Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(in millions of US dollars, except share data)

	March 31, 2018	December 31, 2017
ASSETS	(unaudited)	(audited)
Current assets
Cash and cash equivalents	156.5	183.4
Restricted cash	164.2	139.7
Accounts and notes receivable - net	369.3	363.7
Receivables from related parties	131.1	161.7
Inventories	522.2	293.6
Derivative contracts	1.3	0.5
Other current assets	150.2	109.5
Total current assets	1,494.8	1,252.1

Fixed assets - net	914.7	837.6
Intangible assets - net	32.4	32.0
Land use rights - net	50.3	49.0
Deferred tax assets - net	8.5	9.1
Loans to related parties	5.4	5.6
Other long-term assets	102.3	77.2
Total assets	2,608.4	2,262.6
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	201.3	180.3
Notes payable	82.2	76.3
Payables to related parties	339.8	198.2
Deferred revenue	2.2	2.0
Accrued expenses	30.5	31.5
Other payables	24.6	23.1
Tax payables	12.1	9.2
Short-term debt	471.2	385.2
Current portion of long-term debt	290.5	294.3
Bonds payable - current portion	99.6	-
Customer deposits	13.1	10.4
Derivative contracts	0.1	0.4
Litigation accruals	0.2	0.2
Warranty provision	33.7	31.0
Other current liabilities	6.0	2.1
Total current liabilities	1,607.1	1,244.2

Long-term debt	462.3	536.2
Long-term warranty provision	18.0	17.5
Deferred tax liabilities	8.9	8.7
Total liabilities	2,096.3	1,806.6
Stockholders' equity
Ordinary shares	0.4	0.4
Additional paid-in capital	432.2	432.2
Accumulated income	125.9	94.9
Accumulated other comprehensive loss	(46.4)	(71.5)
Total stockholders' equity	512.1	456.0
Total liabilities, redeemable ordinary shares and stockholders’ equity	2,608.4	2,262.6

Hanwha Q CELLS Co., Ltd.

  Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)

  (in millions of US dollars, except share data and net income (loss) per share)

	For the three months ended
	March 31, 2018	December 31, 2017	March 31, 2017
	(unaudited)	(unaudited)	(unaudited)
Net sales	443.0	636.2	432.0
Cost of goods sold	364.1	581.6	372.2
Gross profit	78.9	54.6	59.8
Selling and marketing expenses	28.6	32.5	21.9
General and administrative expenses	12.7	50.0	18.2
Research and development expenses	4.5	6.5	8.8
Other operating expenses (income)	-	(1.0)	(17.4)
Income (loss) from operations	33.1	(33.4)	28.3
Other income (expenses)
Interest income	0.5	0.8	1.0
Interest expense	(12.7)	(12.1)	(10.5)
Foreign exchange gain (loss)	11.5	1.1	2.5
Gain (loss) on change in fair value of derivative contracts	-	0.7	(0.4)
Investment income (loss)	0.7	(2.4)	1.2
Miscellaneous income (expense) - net	1.2	(1.3)	0.9
Other income (expenses), net	1.2	(13.2)	(5.3)
Income (loss) before income tax	34.3	(46.6)	23.0

Income tax expense (benefit)	3.3	7.1	5.4
Net income (loss)	31.0	(53.7)	17.6

Net income (loss) attributable to Hanwha Q CELLS Co., Ltd.’s stockholders per share:
Basic	US$0.01	(US$0.01)	US$0.00
Diluted	US$0.01	(US$0.01)	US$0.00

Net income (loss) attributable to Hanwha Q CELLS Co., Ltd.’s stockholders per ADS:
Basic	US$0.37	(US$0.65)	US$0.21
Diluted	US$0.37	(US$0.65)	US$0.21

Number of shares used in computation of net income (loss) per share:
Basic	4,163,822,242	4,162,018,711	4,158,769,098
Diluted	4,163,822,242	4,162,018,711	4,158,769,098

Number of shares used in computation of net income (loss) per ADS:
Basic	83,276,445	83,240,374	83,175,382
Diluted	83,276,445	83,240,374	83,175,382

Other comprehensive income (loss)
Foreign currency translation adjustment	25.1	8.6	22.9
Pension adjustments	-	(0.2)	-
Comprehensive income (loss)	56.1	(45.3)	40.5